Exhibit 99.1

Postmedia Files Preliminary Prospectus in respect of Rights Offering

January 27, 2015 (TORONTO) – Postmedia Network Canada Corp. (“Postmedia” or the “Company”) announced today that it has filed a preliminary prospectus in respect of a proposed rights offering to shareholders (the “Rights Offering”), which was previously announced on October 6, 2014 in connection with the Company’s announcement of the Sun Media Acquisition (as defined below).

The Company intends to raise a total of $173.5 million by way of the Rights Offering. Under the terms of the Rights Offering, shareholders of the Company will receive rights (the “Rights”) to subscribe for subscription receipts of the Company (“Subscription Receipts”). The Subscription Receipts will be automatically exchanged for variable voting shares of the Company upon the satisfaction of certain conditions, including, among others, the satisfaction of all conditions of the Company’s previously announced acquisition of Sun Media Corporation’s English language newspapers and specialty publications as well as digital properties (the “Sun Media Acquisition”) and the issuance of $140 million principal amount of 8.25% Senior Secured Notes due 2017 of Postmedia Network Inc. (the “Note Issuance”) pursuant to a subscription receipt indenture dated as of October 6, 2014 (collectively, the “Release Conditions”). The proceeds of the Note Issuance, together with the net proceeds of the Rights Offering, the net proceeds related to the sale of the Montreal Gazette production facility and corporate cash, will be used by the Company to finance the Sun Media Acquisition. If the Release Conditions are not satisfied or waived, as applicable, on or before June 26, 2015, and in certain other limited circumstances as described in the prospectus, the subscription funds will be returned to investors and the Subscription Receipts will be cancelled.

The exercise price, the record date, the expiry date, and the number of Subscription Receipts that may be acquired upon exercise of a Right will be determined prior to the filing of the final prospectus. The Company will make a further announcement with respect to these matters at the time of the filing of the final prospectus. It is anticipated that the exercise price for each Subscription Receipt will be equal to $0.72.

As previously announced, Postmedia has entered into a standby purchase agreement (the “Standby Purchase Agreement”) with GoldenTree Asset Management LP (“GoldenTree”) on behalf of certain funds and accounts for which it serves as investment manager (the “GoldenTree Funds”), pursuant to which the GoldenTree Funds have agreed to take up any Subscription Receipts not otherwise subscribed for under the Rights Offering (the “Standby Subscription Receipts”). In connection with its backstop of the Rights Offering, in the event the GoldenTree Funds own shares carrying 33 1/3% or more of the outstanding voting rights in respect of all of the issued and outstanding Postmedia shares, GoldenTree will enter into a voting restriction agreement with Postmedia that will limit the number of votes that the GoldenTree Funds will be entitled to cast at any meeting of Postmedia’s shareholders to 33 1/3%, less one share, of the total number of outstanding voting rights in respect of all of the issued and outstanding shares at such time, regardless of how many shares the GoldenTree Funds own at such time. A copy of the Standby Purchase Agreement has been filed on SEDAR and is available for review at www.sedar.com.

Further details concerning the Rights Offering and the Standby Purchase Agreement are contained in the preliminary prospectus, which has been filed on SEDAR at www.sedar.com.

The Rights Offering and the terms of the Rights are subject to regulatory approval, including approval of the TSX. An application has been submitted to the TSX to approve the listing of the Rights, the Subscription Receipts, the Standby Subscription Receipts and the variable voting shares issuable on the automatic exchange of the Subscription Receipts and the Standby Subscription Receipts.

This press release is not an offer to sell or the solicitation of an offer to buy Rights, Subscription Receipts or variable voting shares. Such securities may not be offered or sold in the United States absent registration under the United States Securities Act of 1933, as amended, or an applicable exemption from the registration requirements.

Note: All dollar amounts are expressed in Canadian dollars.

About Postmedia Network Canada Corp.

Postmedia Network Canada Corp. (TSX:PNC.A, PNC.B) is the holding company that owns Postmedia Network Inc., the largest publisher by circulation of paid English-language daily newspapers in Canada, representing some of the country’s oldest and best known media brands. Reaching millions of Canadians every week, Postmedia engages readers and offers advertisers and marketers integrated solutions to effectively reach target audiences through a variety of print, online, digital, and mobile platforms.

Forward-Looking Information

This news release may include information that is “forward-looking information” under applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The Company has tried, where possible, to identify such information and statements by using words such as “believe,” “expect,” “intend,” “estimate,” “anticipate,” “may,” “will,” “could,” “would,” “should” and similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance. Forward-looking statements in this news release include statements with respect to the acquisition of certain Sun Media publications, the proposed Rights Offering and the Note Issuance. By their nature, forward-looking information and statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These risks and uncertainties include, among others, the possibility that the Rights Offering, the Note Issuance and/or the Sun Media Acquisition will not close (including, without limitation, as a result of the failure to gain regulatory approvals). For a complete list of our risk factors please refer to the section entitled “Risk Factors” contained in our annual management’s discussion and analysis for the years ended August 31, 2014, 2013 and 2012. Although the Company bases such information and statements on assumptions believed to be reasonable when made, they are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry in which the Company operates, may differ materially from any such information and statements in this press release. Given these risks and uncertainties, undue reliance should not be placed on any forward- looking information or forward-looking statements, which speak only as of the date of such information or statements. Other than as required by law, the Company does not undertake, and specifically declines, any obligation to update such information or statements or to publicly announce the results of any revisions to any such information or statements.

For more information:

Media Contact

Phyllise Gelfand

Vice President, Communications

(416) 442-2936

pgelfand@postmedia.com

Investor Contact

Doug Lamb

Executive Vice President and Chief Financial Officer

(416) 383-2325

dlamb@postmedia.com